RETALIX LTD.
10 Zarhin Street
Ra’anana 43000, Israel

November 3, 2010

VIA EDGAR AND FACSIMILE

Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Retalix Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 15, 2009 (the “Filing”)
File No. 000-29742

Dear Mr. Gilmore:

The purpose of this letter is to respond to your letter of October 21, 2010 with respect to the Filing.  For ease of reference, your original comment is followed by the Company’s response.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers, page 119

1.
We note your response to prior comment 6 and your conclusion regarding whether the Alpha Group is an "affiliated purchaser" for purposes of Rule 10b-18(a)(3) of the Securities Exchange Act of 1934.  We reissue this comment in part since we do not feel that you have provided sufficient information as to how you determined that the Alpha Group was not an "affiliated purchaser."  Among other matters, please address whether the Alpha Group's tender offer was a condition to or requirement of the private placement transaction, and whether there was any coordination, arrangement or understanding between the two parties regarding the tender offer.

Response:

           Item 16E of Form 20-F requires disclosure of any purchase made by or on behalf of the issuer or any affiliated purchaser.  Rule 10b-18 defines "affiliated purchaser" as "(i) a person acting, directly or indirectly, in concert with the issuer for the purpose of acquiring the issuer's securities or (ii) an affiliate, who directly or indirectly, controls the issuer's purchases of such securities, whose purchases are controlled by the issuer, or whose purchases are under common control with those of the issuer..."  As noted in our prior response, at the time of the tender offer, the Alpha Group was not an affiliate of the Company, as it owned only 3% of the Company's outstanding shares.  We therefore focus our response herein on the first prong of the definition of affiliated purchaser.

United States Securities and Exchange Commission

November 3, 2010

In September 2009, the Company signed an agreement with the Alpha Group that contemplated that the Alpha Group would become a 20% shareholder of the Company by way of purchases of shares from the Company's founders, purchases of shares from the public in a tender offer (to the extent shares were tendered) and a private placement of shares by the Company.  From the Company's standpoint, the tender offer was viewed as giving our existing shareholders an opportunity to realize value on their investment in the Company and to cash out part or all of their interest in the Company at the same price of the private placement, as well as to try to reduce the amount of dilution of the holdings of our shareholders that will be caused by the private placement.  We note that these reasons are disclosed in Item 10.C of the Form 20-F.  In response to the Staff's questions, for the foregoing reason the tender offer was a condition to the completion of the private placement.  However, the Company had no direct or indirect interest in any shares purchased by the Alpha Group.  Following the consummation of the tender offer, pursuant to the purchase agreement related to the private placement, the Company issued and sold to the Alpha Group such number of shares necessary to cause the Alpha Group to hold a total of 20% of our outstanding ordinary shares after the closing (excluding the warrants to be issued in the private placement).  To the extent that the Alpha Group purchased shares from existing shareholders, the number of shares that the Company issued and sold in the private placement was reduced.  Had the Alpha Group not acquired any shares in the tender offer, they would have purchased additional shares from the Company.  Accordingly, the Company was to receive less proceeds from the private placement due to, and to the extent of acceptance by its shareholders of, the tender offer.  The Company’s interests in the tender offer were therefore different from, and, even averse to (from the strict perspective of the Company’s ability to raise funds in the private placement financing) those of the Alpha Group, which was seeking a set percentage of the Company’s shares at a set price.

While the tender offer was a condition to the private placement and benefited the Company's shareholders to the extent it reduced dilution, the tender offer was not effected on behalf of the Company nor was the Company otherwise involved in acquiring the securities or in making any recommendation to the Company’s shareholders.  The Alpha Group was solely responsible for the tender offer, and the private placement was to proceed whether or not the Alpha Group was successful in acquiring shares in the tender offer.  The Company therefore did not deem itself to be acting in concert with the Alpha Group for the purpose of acquiring its own securities.

We note that the definition of "affiliated purchaser" comes from Rule 10b-18. This rule provides a safe harbor for issuers and affiliated purchasers from liability for manipulation in connection with their repurchases of the issuer's shares in the market.   As described above, the tender offer of the Alpha Group was not effected on behalf of the Company and was not done for the purpose of increasing the Company's market price or earnings per share.  Rather, it was effected for the legitimate business purposes explained above, as part of a strategic transaction with unaffiliated investors.

United States Securities and Exchange Commission

November 3, 2010

We reiterate our prior response that even if the Alpha Group were to be considered an “affiliated purchaser” (which we do not believe to be the case), the number of shares purchased in the tender offer is immaterial -- 1,513 shares at a price of $9.10, for an aggregate price of $13,768.  Moreover, the terms of the tender offer were disclosed elsewhere in the Form 20-F.

If the Staff wishes, the Company will disclose the purchase of shares pursuant the Alpha Group's tender offer under Item 16E in its next annual report on Form 20-F.

*           *          *

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We appreciate your comment and welcome the opportunity to discuss with you our response provided above. Please call me at 972-(9) 776-6677 or our attorneys, Howard E. Berkenblit, Esq. at (617) 338-2979 or Shy S. Baranov, Esq. at (617) 338-2932, if you have any questions or require additional information.

Respectfully, RETALIX LTD.

By:	/s/ Hugo Goldman
Hugo Goldman
Chief Financial Officer

cc:           Howard E. Berkenblit, Esq.
Shy S. Baranov, Esq.